[redacted]

08027626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

SEC FILE NUMBER
8-48360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2090 Marina Avenue
(No. and Street)

Petaluma (City) CA (State) 94955-6030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cairns (707) 765-5867
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer, LLP
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Preston Pitts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JENNIFER A. BALZER
COMM. # 1617867
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
COMM. EXPIRES NOV. 1, 2009

Signature

President

Title

Jennifer A. Balzer 2/25/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY FINANCIAL SERVICES, INC.

CONTENTS

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of
Legacy Financial Services, Inc.

We have audited the accompanying statement of financial condition of Legacy Financial Services, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Financial Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burr, Pilger & Mayer LLP

San Francisco, California
February 27, 2008

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

LEGACY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash - Restricted	$ 656,431
Commissions receivable	95,302
Prepaid expenses	256,927
Due from affiliates	54,484
Deposits and other assets	27,983
Total assets	$ 1,091,127

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Commissions payable	$ 55,483
Accounts payable and accrued liabilities	154,838
Due to affiliates	24,402
Total liabilities	234,723
Commitments and contingencies (Note 4)	
Shareholder's equity:	
Common stock, no par value, 1,000 shares authorized, issued, and outstanding	50,000
Additional paid-in capital	5,058,043
Accumulated deficit	(4,251,639)
Total shareholder's equity	856,404
Total liabilities and shareholder's equity	$ 1,091,127

The accompanying notes are an integral part of these financial statements.

LEGACY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
for the year ended December 31, 2007

Income:	
Commission revenue	$ 10,352,484
Other	1,824,579
Total income	12,177,063
Expenses:	
Commission expense	8,619,585
General and administrative	1,227,840
Compensation and benefits	1,005,514
Errors and omissions insurance	446,439
Occupancy	375,356
Management fees	191,121
Other	186,091
Total expenses	12,051,946
Net loss before tax provision	125,117
Income tax provision	2,311
Net income	$ 122,806

The accompanying notes are an integral
part of these financial statements.

LEGACY FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the year ended December 31, 2007

	Number of Shares Out-standing	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2006	1,000	$ 50,000	$ 4,912,965	$ (4,374,445)	$ 588,520
Contribution from shareholder	-	-	145,078	-	145,078
Net income	-	-	-	122,806	122,806
Balance December 31, 2007	1,000	$ 50,000	$ 5,058,043	$ (4,251,639)	$ 856,404

The accompanying notes are an integral part of these financial statements.

LEGACY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

for the year ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 122,806
Adjustments to reconcile net income to net cash used in operating activities–changes in operating assets and liabilities:	
Restricted cash	(656,431)
Commissions receivable	410,537
Prepaid expenses	(229,801)
Deposits and other assets	39,305
Commissions payable	(418,303)
Accounts payable and accrued liabilities	(11,098)
Accrued compensation	(110,981)
Due from/to affiliates, net	(59,495)
Net cash used in operating activities	(913,461)
Cash flows from financing activities–Contribution from shareholder	145,078
Net decrease in cash	(768,383)
Cash and cash equivalents, beginning of year	768,383
Cash and cash equivalents, end of year	-

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Legacy Financial Services, Inc. (the Company or LFS), a wholly owned subsidiary of Regan Holding Corp. (the Parent), is a registered broker-dealer with the United States Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Regulatory Board, and the Securities Investor Protection Corporation. During 2007, LFS discontinued its broker-dealer operations as a result of an agreement with Multi-Financial Securities Corporation whereby LFS transferred its registered representatives and customer accounts to Multi-Financial Securities Corporation. Multi-Financial Securities Corporation paid LFS $1,036,000 representing eleven and a half percent (11.5%) of the aggregate gross dealer concessions earned at LFS between May 1, 2006, and April 30, 2007, by those transferred representatives who were registered with Multi-Financial Securities Corporation and in good standing with the FINRA. In addition, on each of the first four anniversary dates, subject to certain conditions, Multi-Financial Securities Corporation will pay LFS an amount representing up to 4.5% of each transferred representative's aggregate gross dealer concessions earned with Multi-Financial Securities Corporation during the one-year period prior to such anniversary date.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ materially from those estimates.

Recognition of Commission Revenue and Expense

Commission revenue and expense from customer securities transactions are recorded on the trade date.

Other Income

Other income primarily consists of management fees, interest income and reimbursements from the Representatives for errors and omissions insurance.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks and short-term investments with an original maturity of 90 days or less at the date of purchase. Their carrying amount approximates market value.

Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent. In accordance with a tax sharing agreement with the Parent, a receivable or payable is recorded for the federal tax benefit or liability resulting from the Company's operations. The Company files tax returns

Continued

2. **Summary of Significant Accounting Policies**, continued

Income Taxes, continued

in several states and its tax provision is determined on the basis of those returns, or if a combined state return is filed, the tax provision is determined on a separate company tax basis. Pursuant to the agreement, the Company receives payment from the Parent for net operating losses, net capital losses and other tax credits to the extent the benefit is deemed utilizable by the Parent. LFS uses the liability method for calculating deferred income taxes wherein deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities and enacted tax regulations. Deferred tax assets and liabilities are measured using currently enacted tax rates.

Stock Based Compensation

On January 1, 2006, the Company adopted Statements of Financial Accounting Standards No. 123 revised December 2004 (SFAS No. 123R), *Share-Based Payment*, using the prospective application method prescribed by SFAS No. 123R. Prior to the adoption of SFAS No. 123R, the Company accounted for stock option awards to employees in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees* (the intrinsic value method), and, accordingly, recognized no compensation expense for stock option awards to employees.

Under the prospective application method, the Company is required to record compensation expense prospectively for all employee stock options during the reporting period based upon the fair-value-based method prescribed by SFAS No. 123R. There were no stock option grants to employees in 2006 or 2007.

3. **Restricted Cash**

As required by FINRA, the cash balances of LFS are set aside to satisfy customer claims, settlements, and other financial exposures. At December 31, 2007 $656,431 in cash was restricted.

4. **Commitments and Contingencies**

The Company leases space in a building in Petaluma, California, that was previously owned by the Parent. On November 17, 2005, the Parent entered into an amended and restated sale/leaseback agreement for the building. The original lease was for fifteen years beginning during 2002 with a monthly rent of $15,000 plus certain costs. The lease was terminated as of September 1, 2007 due to the discontinuance of operations as described in Note 1. Rent expense of $121,440 was recorded in 2007 under this lease agreement.

The Company has agreed to indemnify its clearing broker-dealer for credit losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Subsequent to the balance sheet date, all unsettled trades at December 31, 2007 settled with no resulting liability to the Company.

Continued

4. **Commitments and Contingencies**, continued

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business. Management is not aware of material asserted or unasserted litigation that required accrual that existed at December 31, 2007.

5. **Shareholder's Equity**

The Company has incurred cumulative losses since its inception in 1995.

6. **Related Party Transactions**

Management Agreement

The Company has an agreement (the Management Agreement) with Legacy Marketing Group (LMG), another wholly owned subsidiary of the Parent. Pursuant to the Management Agreement, the Company utilizes for its operations certain executive, finance, data processing and other personnel employed by LMG. As consideration for these services, the Company compensates LMG each month based on estimated usage (the Management Fee). Each party has the right to terminate the Management Agreement without cause upon notice of at least 30 days. Management Fees of $191,121 are included in the accompanying statement of operations for the year ended December 31, 2007.

Facilities Agreement

The Company has an agreement (the Facilities Agreement) with the Parent whereby the Company is granted use of the Parent's office furniture and office equipment. As consideration for the use of these facilities, the Company compensates the Parent at a variable rate per month based on the Parent's actual expense (the Facilities Fee). Such amounts are payable at the beginning of each month, according to the Parent's related expenses incurred in the prior month. Each party has the right to terminate the Facilities Agreement without cause upon notice of at least 30 days. Facilities Fees of $83,108 are included in the accompanying statement of operations for the year ended December 31, 2007.

Continued

6. **Related Party Transactions**, continued

Due to/from Affiliates

Pursuant to the Company's tax sharing agreement with the Parent (see Notes 2 and 11), the Company had a payable to the Parent at December 31, 2007. In addition, the Company pays direct expenses on behalf of an affiliated entity, Legacy Advisory Service (LAS), for which it is reimbursed. As a result of these transactions and the management and facilities agreements the Company has the following balances due to and from affiliates.

Amounts due from affiliates at December 31, 2007 consist of the following:

Due from LAS	$53,998
Due from VFN	486
Total due from affiliates	$54,484

Amounts due to affiliates at December 31, 2007 consist of the following:

Due to LMG	$19,001
Due to RHC	5,401
Total due to affiliates	$24,402

7. **Stock Option Plans**

The Company participated in two stock-based compensation plans sponsored by the Parent, the Regan Holding Corp. Producer Stock Option and Award Plan (the Representative Option Plan) and the Regan Holding Corp. 1998 Stock Option Plan (the Employee Option Plan).

Under the Representative Option Plan, the Parent may grant to LMG's producers and the Company's Representatives nonqualified stock options to purchase the Parent's common stock. 12,500,000 shares have been reserved for grant under the Representative Option Plan. The Parent granted no options to The Representatives of the Company during the year ended December 31, 2007.

Under the Employee Option Plan, the Parent may grant to employees and directors of the Company incentive stock options and nonqualified options to purchase the Parent's common stock. A total of 8,500,000 shares have been reserved for grant under the Employee Option Plan. The employee options generally vest over four or five years and expire in ten years. The Parent granted no options to employees of the Company during the year ended December 31, 2007.

Stock option activity was as follows:

	Shares	Total Weighted Average Exercise Price
Outstanding at December 31, 2006	410,500	$1.36
Granted	-	-
Exercised	-	-
Forfeited	(410,500)	$1.36
Outstanding at December 31, 2007	-	-

Continued

8. Defined Contribution Plan

All employees of the Company were eligible to participate in a qualified defined contribution 401(k) plan (the Plan), which was sponsored by the Parent. The Plan allows employees to defer, on a pre-tax basis, up to 70% of their compensation as contributions to the Plan, subject to certain limitations as set forth in the Internal Revenue Code. The Company matches 50% of an employee's contribution, up to a maximum of 6% of the employee's annual compensation. Expenses incurred by the Company related to the Plan during the year ended December 31, 2007 were $14,094.

9. Producer Compensation Deferral Plan

During the year ended December 31, 2007, $70,710 in commissions were deferred by the Representatives under the Regan Holding Corp. Producer Commission Deferral Plan. The Producer Commission Deferral Plan is a nonqualified tax deferral plan sponsored by the Parent. The Representatives may defer, based upon their election, up to 50% of their commissions earned. This amount, as well as matching contributions for 2006 in the amount of $1,434 has been paid to LMG by the Company in the year ended December 31, 2007. LMG invests the amounts paid by the Company and bears any administrative expenses. All market risk relating to the plan is borne by the Representatives.

10. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, both as defined in rule 15c3-1. In addition, the ratio of aggregate indebtedness to net capital may not exceed 12 to 1. At December 31, 2007, the Company had net capital of $519,602 which was $502,859 in excess of its required net capital of $16,743. The Company's ratio of aggregate indebtedness to net capital was .48 to 1.

11. Income Taxes

The provision for federal and state income taxes at December 31, 2007 consists of amounts currently receivable and amounts deferred, which are shown below:

Current tax provision (benefit):	
Federal	-
State	$2,311
Total current	2,311
Deferred tax provision:	
Federal	-
State	-
Total deferred	-
Total income tax provision	$2,311

Continued

11. **Income Taxes**, continued

The deferred tax balance at December 31, 2007 consists of the following:

Net operating loss carryforward	$166,374
Valuation allowance	(166,374)
Net deferred tax asset	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will, or will not, be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the ability of the Parent to utilize future tax benefits of LFS during the periods in which temporary differences become deductible. Due to the uncertainty of realizing the benefits attributable to the deferred tax assets, the Company has recorded a full valuation allowance against the net deferred tax assets.

The Company's effective tax rate differs from the federal statutory rate of 34%, primarily due to state taxes and the full valuation allowance.

12. **Concentrations of Risk**

Restricted cash

All restricted cash at December 31, 2007 are held by a single financial institution, which exceeds existing federal deposit insurance limits by $169,480.

Revenues

During 2007, sales of one Sponsor's products comprised approximately 19% of the Company's total revenues.

13. **Liquidity**

In September 2007, the Company discontinued its operations after having transferred all its registered representatives and customer accounts to Multi-Financial Securities Corporation. In addition to a cash payment of $1,036,000 received in 2007, on each of the 4 successive anniversary dates, Multi-Financial Securities Corporation will pay up to 4.5% of the aggregate gross dealer concessions earned by the transferred representatives during the one year period prior to the anniversary date.

While there are few anticipated future cash expenditures, the Company is, and may in the future be, a party to a number of legal proceedings and claims which could be significant. Given the inherent uncertainty of legal proceedings, the Company can offer no assurance that a future adverse development related to existing legal proceedings or any future legal proceedings will not have a material adverse impact.

Supplementary Information

LEGACY FINANCIAL SERVICES, INC.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

as of December 31, 2007

Net capital

Stockholders' equity (from statement of financial condition)	$856,404
Deductions and/or charges–nonallowable assets:	
Prepaid expenses	256,927
Due from affiliates	54,484
Other Receivable	2,984
Total nonallowable assets	314,395
Net capital before haircuts on securities position	542,009
Haircuts	22,407
Net capital	$519,602
Aggregate indebtedness	$251,149
Computation of net capital requirement:	
Net capital requirements (6.67% of aggregate indebtedness)	$ 16,743 (A)
Minimum dollar net capital requirement	$ 5,000 (B)
Net capital requirement [greater of (A) or (B)]	$ 16,743
Excess net capital (net capital, less net capital requirement)	$502,859
Ratio: aggregate indebtedness to net capital	.48

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2007 FOCUS Report, as amended.

LEGACY FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

as of December 31, 2007

The Company has complied with the exemption provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

LEGACY FINANCIAL SERVICES, INC.

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

as of December 31, 2007

The Company has complied with the exemption provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

BPM
BURR PILGER MAYER
Building your future

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
Legacy Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Financial Services, Inc. (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer LLP

San Francisco, California
February 27, 2008

END